# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diamondback Energy, Inc., CIK 0001539838
CUSIP: 25278X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 WEST TEXAS AVENUE, SUITE 100, MIDLAND, Texas (TX), 79701
Date of event which requires filing of this statement: 09/16/2026
Amends the filing with accession number 0001140361-24-041064
Filed by CIK 0002021141
Persons authorized to receive notices and communications: Hillary H. Holmes, Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas (TX), 77002, (346) 718-6600

## Reporting persons
- SGF FANG Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 64,957,047; sole dispositive power 0; shared dispositive power 64,957,047; aggregate amount beneficially owned 64,957,047 (23.2% of the class)
  Comment: Note to Row 13: Based upon 280,024,353 shares of Company Common Stock outstanding as of July 31, 2026, as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 5, 2026.
- Greth Lyndal (CIK 0002021141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 64,957,047; sole dispositive power 0; shared dispositive power 64,957,047; aggregate amount beneficially owned 64,957,047 (23.2% of the class)
  Comment: Note to Row 13: Based upon 280,024,353 shares of Company Common Stock outstanding as of July 31, 2026, as disclosed by the Company in its Form 10-Q filed with the SEC on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Diamondback Energy, Inc.
Address of issuer's principal executive offices: 500 WEST TEXAS AVENUE, SUITE 100, MIDLAND, Texas (TX), 79701
Comment: This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the SEC on September 13, 2024, as amended on September 24, 2024, August 15, 2025, December 2, 2025, February 5, 2026, March 16, 2026, and June 5, 2026 (the "Schedule 13D"), by the Reporting Persons with respect to shares of Company Common Stock. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On September 16, 2026, SGF FANG sold an aggregate of 9,079,675 shares of Common Stock at a price of $205.26 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "September 16, 2026 Sale"). In connection with the September 16, 2026 Sale, SGF FANG is subject to a lock-up period from September 16, 2026 through the date 30 days after September 16, 2026, during which SGF FANG may not sell any shares of Common Stock without the mutual agreement of SGF FANG and Morgan Stanley & Co. LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in full.

The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to add the information set forth in Item 4 of this Schedule 13D.

## Signatures
- SGF FANG Holdings, LP: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (09/17/2026)
- Greth Lyndal: /s/ Kevin T. Keen, Kevin T. Keen/Attorney-in-fact (09/17/2026)